Exhibit 21.1

List of Subsidiaries of
Freeport-McMoRan Copper & Gold Inc.

Entity(1)	Jurisdiction of Organization
Compañia Contractual Minera Candelaria	Chile
Cyprus Amax Minerals Company	Delaware
Freeport-McMoRan Corporation	New York
Freeport-McMoRan Morenci Inc.	Delaware
PT Freeport Indonesia	Indonesia and Delaware
Sociedad Minera Cerro Verde S.A.A.	Peru
Tenke Fungurume Mining S.A.R.L.	Democratic Republic of Congo

(1)	Omitted from this list are subsidiaries that, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2011.